Exhibit 99.1

PYXIS TANKERS INC. PREDECESSOR COMBINED FINANCIAL STATEMENTS

For the years ended December 31, 2012 and 2013

PYXIS TANKERS INC. PREDECESSOR
INDEX TO FINANCIAL STATEMENTS

ERNST & YOUNG (HELLAS)	Tel: +30 210 2886 000
Certified Auditors – Accountants S.A.	Fax:+30 210 2886 905
8B Chimarras str., Maroussi	ey.com
151 25 Athens, Greece

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Pyxis Tankers Inc.

We have audited the accompanying combined balance sheets of Pyxis Tankers Inc. Predecessor as of December 31, 2012 and 2013, as described in Note 1, and the related combined statements of comprehensive income, stockholder’s equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Pyxis Tankers Inc. Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Pyxis Tankers Inc. Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Pyxis Tankers Inc. Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Pyxis Tankers Inc. Predecessor at December 31, 2012 and 2013, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

June 17, 2015

PYXIS TANKERS INC. PREDECESSOR
Combined Balance Sheets
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars)

	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$543	$2,048
Restricted cash current portion	265	152
Inventories (Note 4)	332	422
Trade receivables	398	1,072
Prepayments and other	280	401
Due from related parties (Note 3)	3,230	5,657
Total current assets	5,048	9,752
FIXED ASSETS, NET:
Advances for vessel acquisition (Note 5)	15,571	6,805
Vessels, net (Note 6)	91,825	125,460
Total fixed assets, net	107,396	132,265
OTHER NON CURRENT ASSETS:
Restricted cash, net of current portion	—	1,000
Deferred charges, net (Note 7)	1,179	829
Total assets	$113,623	$143,846
LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$13,148	$6,705
Accounts payable	499	243
Due to related parties (Note 3)	12,820	14,835
Hire collected in advance	—	900
Accrued and other liabilities	225	408
Total current liabilities	26,692	23,091
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 8)	42,993	66,435
Total non-current liabilities	42,993	66,435
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDER’S EQUITY:
Common stock, (Note 9)	—	—
Additional paid-in capital	45,367	54,157

Retained earnings /(Accumulated deficit)	(1,429)	163
Total stockholder’s equity	43,938	54,320
Total liabilities and stockholder’s equity	$113,623	$143,846

The accompanying notes are an integral part of these combined financial statements.

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PYXIS TANKERS INC. PREDECESSOR
Combined Statements of Comprehensive Income

For the years ended December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars)

	2012	2013
Voyage revenues:	$21,138	$21,980

Expenses:
Voyage related costs and commissions	(4,674)	(3,817)
Vessel operating expenses	(8,387)	(10,220)
General and administrative expenses	(44)	(173)
Management fees, related parties (Note 3)	(500)	(468)
Management fees, other	(762)	(823)
Amortization of dry-docking and special survey costs (Note 7)	(137)	(157)
Depreciation (Note 6)	(4,120)	(4,520)
Other income	770	192
Operating income	3,284	1,994
Other income/(expenses):
Interest income	9	—
Interest and finance costs (Note 12)	(2,134)	(402)
Total other expenses	(2,125)	(402)
Net income	$1,159	$1,592

Other comprehensive income	—	—
Total comprehensive income	$1,159	$1,592

The accompanying notes are an integral part of these combined financial statements.

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PYXIS TANKERS INC. PREDECESSOR

Combined Statements of Stockholder’s Equity

For the years ended December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars - except for share data)

			Retained
		Additional	Earnings /	Total
	Common	paid-in	(Accumulated	Stockholder’s
	Stock	capital	Deficit)	Equity
BALANCE, January 1, 2012	—	34,267	(2,588)	31,679
Net income	—	—	1,159	1,159
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	1,159	1,159
Stockholder’s contributions	—	11,100	—	11,100
BALANCE, December 31, 2012	—	45,367	(1,429)	43,938
Net Income	—	—	1,592	1,592
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	1,592	1,592
Stockholder’s contributions	—	22,247	—	22,247
Stockholder’s re-imbursement/ distribution	—	(13,457)	—	(13,457)
BALANCE, December 31, 2013	—	54,157	163	54,320

The accompanying notes are an integral part of these combined financial statements.

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PYXIS TANKERS INC. PREDECESSOR
Combined Statements of Cash Flows

For the years ended December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars)

	2012	2013
Cash flows from operating activities:
Net Income	$1,159	$1,592
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	4,120	4,520
Amortization and write-off of deferred financing costs	52	193
Amortization of deferred dry-docking and special survey costs	137	157

(Increase)/Decrease in:
Inventories	(31)	(90)
Prepayments and other	(207)	(121)
Due to / from related parties	(2,098)	(412)
Trade receivables	693	(674)
Insurance and other claims (Note 11)	1,836	—
Special and intermediate surveys cost	(186)	—

Increase/(Decrease) in:
Accounts payable	209	(256)
Hire collected in advance	—	900
Accrued and other liabilities	(45)	183
Net cash provided by operating activities	5,639	5,992
Cash flows from investing activities:
Advances for vessel acquisition	(11,504)	(29,389)
Net cash used in investing activities	(11,504)	(29,389)
Cash flows from financing activities:
Proceeds from long-term debt	—	34,800
Repayment of long-term debt	(5,150)	(17,801)
Change in restricted cash	—	(887)
Proceeds from equity contributions	11,100	22,247
Payment of financing costs	(466)	—
Paid-in capital re-imbursement	—	(13,457)
Net cash provided by financing activities	5,484	24,902
Net increase/(decrease) in cash and cash equivalents	(381)	1,505
Cash and cash equivalents at beginning of year	924	543
Cash and cash equivalents at end of year	$543	$2,048

SUPPLEMENTAL INFORMATION

Cash paid for interest, net of amounts capitalized	$2,113	$1,307

The accompanying notes are an integral part of these combined financial statements.

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PYXIS TANKERS INC. PREDECESSOR

Notes to Combined Financial Statements

December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars, except for share data)

1.	Basis of Presentation and General Information:

Pyxis Tankers Inc. (the “Company”) was formed as a corporation under the laws of the Republic of Marshall Islands on March 23, 2015 for the purpose of acquiring 100% ownership interest in six vessel-owning companies, SECONDONE CORP. (“Secondone”), THIRDONE CORP. (“Thirdone”), FOURTHONE CORP. (“Fourthone”), and SIXTHONE CORP. (“Sixthone”), SEVENTHONE CORP. (“Seventhone”) and EIGHTHONE CORP. (“Eighthone”), established under the laws of the Republic of Marshall Islands and engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning	Incorporation			Year	Acquisition
subsidiary	date	Vessel	DWT	Built	date
Secondone	23/05/2007	Northsea Alpha	8,615	2010	28/05/2010
Thirdone	23/05/2007	Northsea Beta	8,647	2010	25/05/2010
Fourthone	30/05/2007	Pyxis Malou (ex Navig8 Malou)[1]	50,667	2009	16/02/2009
Sixthone	18/01/2010	Pyxis Delta	46,616	2006	4/03/2010
Seventhone	31/05/2011	Pyxis Theta	51,795	2013	16/09/2013
Eighthone	8/02/2013	Pyxis Epsilon	—	—	—

(1) On March 28, 2014, the vessel Navig8 Malou was renamed to Pyxis Malou.

All of the Company’s vessels are double-hulled and are engaged in the transportation of refined petroleum products and other liquid bulk items, such as, organic chemicals and vegetable oils. The vessels Northsea Alpha and the Northsea Beta are smaller tanker sister ships and Pyxis Malou (ex Navig8 Malou), Pyxis Delta, and Pyxis Theta are medium-range tankers. Pyxis Epsilon, also a medium-range tanker, of DWT 50,295 was delivered to Eighthone on January 14, 2015.

Secondone, Thirdone, Fourthone, Sixthone, Seventhone and Eighthone are hereinafter referred to as the “Predecessor Companies”. The combined net assets and results of operations of the Predecessor Companies are collectively referred to as the “Predecessor” and are presented in the combined financial statements.

The Company is a wholly-owned subsidiary of MARITIME INVESTORS CORP. (“Maritime Investors”), a corporation established under the laws of the Republic of Marshall Islands. The founder and sole stockholder of Maritime Investors is Mr. Valentios (“Eddie”) Valentis.

Mr. Valentis is the sole ultimate stockholder of the Company, holding all of its issued and outstanding share capital through Maritime Investors. Since Maritime Investors owns directly 100% of Secondone and Thirdone, and owns indirectly (through intermediate holding company PYXIS HOLDINGS INC.) 100% of Fourthone, Sixthone, Seventhone and Eighthone, prior to their transfer to the Company, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and will be accounted for in a manner similar to a pooling of interests. Accordingly, upon the transfer of the assets and liabilities of the Predecessor Companies the financial statements of the Company will be presented using combined historical carrying amounts of the assets and liabilities of the vessel owning companies and present the consolidated financial position and results of operations as if the Company and its wholly-owned subsidiaries were consolidated for all periods presented.

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentis, provides certain ship management services to the Predecessor Companies (Note 3). With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to International Tanker Management Ltd. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each agreement with ITM will continue indefinitely until terminated by either party with three months’ prior notice.

In September 2010, Secondone and Thirdone entered into commercial management agreements with North Sea Tankers BV (“NST”), an unrelated company established in the Netherlands. Pursuant to these agreements, NST provides chartering services to Northsea Alpha and Northsea Beta. The agreements with NST will continue indefinitely until terminated by either party with three months’ prior notice.

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PYXIS TANKERS INC. PREDECESSOR

Notes to Combined Financial Statements

December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars)

2.	Significant Accounting Policies:

	(a)	Basis and Principles of Combination: The predecessor combined financial statements as described in Note 1 above, are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), by adding up the historical carrying amounts of all assets and liabilities, and income and expenses on a line by line basis as presented in the individual financial statements of each of the Predecessor Companies. All intercompany balances and transactions have been eliminated.

	(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar as the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the exchange rates in effect at the balance sheet date. Resulting gains or losses are reflected separately in the accompanying combined statements of comprehensive income, if significant.

	(d)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions with high creditworthiness. The Company performs periodic evaluations of the relative creditworthiness of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

	(e)	Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash is associated with pledged retention accounts in connection with the loan repayments and is presented separately in the accompanying combined balance sheets.

	(f)	Income Taxation: Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not liable for any income tax on its income derived from shipping operations. Instead, a tax is levied based on the tonnage of the vessels, which is included in Vessel operating expenses in the accompanying Combined Statements of Comprehensive Income. The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

	(g)	Inventories: Inventories consist of lubricants and bunkers which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

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PYXIS TANKERS INC. PREDECESSOR

Notes to Combined Financial Statements

December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars, except for share data)

2.	Significant Accounting Policies (continued):

	(h)	Trade Receivables: The amount shown as receivables, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for overdue accounts receivable. The allowance for overdue accounts at both December 31, 2012 and 2013 was $nil.

	(i)	Advances for Vessels under Construction and Related Costs: This represents amounts expended by the Company in accordance with the terms of the construction contracts for its vessels as well as other expenses incurred directly or under a management agreement with a related party in connection with onsite supervision. The carrying value of vessels under construction represents the accumulated costs at the balance sheet date.

Costs components include payments for yard installments and variation orders, commissions to a related party, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs.

	(j)	Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred in connection with the acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage as well as professional fees directly associated with the vessel acquisition). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. Amounts paid to sellers of vessels as advances and for other costs related with the acquisition of a vessel are included in Advances for vessel acquisitions in the accompanying Combined Balance Sheets until the date the vessel is delivered to the Company, when the amounts are transferred to Vessels, net.

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessels’ remaining estimated economic useful life, after considering the estimated residual value. A vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate $0.250 per ton as of December 31, 2012 and 2013, respectively. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

	(k)	Impairment of Long Lived Assets: The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions relating to time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

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PYXIS TANKERS INC. PREDECESSOR

Notes to Combined Financial Statements

December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars, except for share data)

2.	Significant Accounting Policies (continued):

	(k)	Impairment of long lived assets (continued):

For the years ended December 31, 2012 and 2013 and to the extent impairment indicators were present, the projected net operating cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the then most recent seven year historical average rates, over the remaining estimated useful life of the vessel, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.50% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year pursuant to the Company’s existing group management agreement, and fleet utilization of 98.6% (excluding the scheduled off-hire days for planned dry-dockings and vessel surveys which were determined separately ranging from five days for intermediate and up to 20 days for special surveys depending on the size and age of each vessel) based on historical experience.

The salvage value used in the impairment test was estimated to be approximately $0.250 per light weight ton in accordance with the vessels’ depreciation policy for 2012 and 2013. The Company’s assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2012 and 2013, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel. Accordingly, no impairment loss was recorded in 2012 and 2013.

	(l)	Accounting for Special Survey and Drydocking Costs: The Company follows the deferral method of accounting for special survey and drydocking costs whereby actual costs incurred at the yard and parts used in the drydocking or special survey, are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the shipyard and costs incurred in the dry-docking or special survey. If a drydock or a survey is performed prior to the scheduled date, the remaining unamortized balances of the previous drydock and survey are immediately written off. Unamortized drydock and survey balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

	(m)	Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Such costs are deferred and amortized to Interest and finance costs in the Combined Statements of Comprehensive Income during the life of the related debt using the effective interest method. Unamortized costs relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Commitment fees relating to undrawn loan principal are expensed as incurred.

10

Notes to Combined Financial Statements

December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars, except for share data)

2.	Significant Accounting Policies (continued):

	(n)	Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either spot charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each spot or time charter. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight line basis over the term of the time charter as service is performed. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the spot charter and is recognized ratably as earned during the related spot charter’s duration period. Hire collected in advance includes cash received prior to the balance sheet date and is related to revenue earned after such date.

Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under spot charter arrangements, except for commissions, which are always paid for by the Company, regardless of the charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

Revenues for 2012 and 2013, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	2012	2013
A	47%	36%
B	15%	—
C	—	22%
	62%	58%

(o)	Other Comprehensive Income: The Company presents items of net income, items of other comprehensive income (“OCI”) and total Comprehensive Income in two separate but consecutive statements. In the Combined Statements of Comprehensive Income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments between OCI and net income are required to be presented separately on the Statements of Comprehensive Income. For the years ended December 31, 2012 and 2013, the Company had no such transactions which affected comprehensive income and, accordingly, comprehensive income was equal to net income.

(p)	Commitments and Contingencies: Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities for which an outflow of resources is less than probable are not recognized in the financial statements but are disclosed, unless the possibility of an outflow of resources embodying economic benefits is determined to be remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

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PYXIS TANKERS INC. PREDECESSOR

Notes to Combined Financial Statements

December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars, except for share data)

2.	Significant Accounting Policies (continued):

	(q)	Fair Value Measurements: The Company follows the provisions of Accounting Standard Updated (“ASU”) 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 10).

	(r)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain agreed exclusions) and, as a result, the disclosure of geographic information is impracticable. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

	(s)	Recent Accounting Standards Updates:

Revenue from Contracts with Customers: The Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) (collectively, the “Boards”) jointly issued a standard in May 2014 that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods, and key judgments and estimates. The guidance in ASU 2014-09 Revenue from Contracts with Customers (Topic 606) supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. Management is in the process of accessing the impact of the new standard on the Company’s financial position and performance.

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PYXIS TANKERS INC. PREDECESSOR

Notes to Combined Financial Statements

December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars, except for share data)

2.	Significant Accounting Policies (continued):

	(s)	Recent Accounting Standards Updates (continued):

Going Concern: In August 2014, the FASB issued ASU No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date when financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

Consolidation: In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. Management is in the process of accessing the impact of the new standard on the Company’s financial position and performance.

Imputation of interest: In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03 – Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Current guidance generally requires entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn’t be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Presenting debt issuance costs as assets is inconsistent with FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs cannot be assets because they provide no future economic benefit. Current guidance also conflicts with IFRS, which requires transaction costs, including third-party costs and creditor fees, to be deducted from the carrying value of the financial liability and not recorded as a separate asset. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. Early adoption is permitted.

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PYXIS TANKERS INC. PREDECESSOR

Notes to Combined Financial Statements

December 31, 2012 and 2013

(Expressed in thousands of U.S. Dollars, except for share data)

3.	Transactions with Related Parties:

The Company uses the services of Maritime, a ship management company with an office in Greece. Maritime is engaged under separate management agreements directly by the Company’s respective subsidiaries to provide a wide range of shipping services, including but not limited to, chartering (other than for Northsea Alpha and Northsea Beta, which is performed by NST), sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a daily fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements (out of which a fee Euro 151 per day was paid to NST with respect to vessels for which chartering was contracted to NST) and $0.450 per day per vessel while the vessel is under construction as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision. In addition, Maritime charges the Company a commission of 1.0% of the purchase price of any vessel’s sale or purchase transaction from the seller and a commission of 1.25% of all charter hire agreements arranged by Maritime. The management agreements for the vessel Pyxis Malou (ex Navig8 Malou) will continue until December 31, 2018, for the vessels Northsea Alpha, Northsea Beta and Pyxis Delta will continue until December 31, 2015 and for Pyxis Theta until December 31, 2017, and will thereafter continue until terminated by either party on three months’ notice. The management agreement for the Hull S-1153 (Pyxis Epsilon) that commenced on January 1, 2014, will continue until December 31, 2018.

The fees charged by Maritime during the year ended December 31, 2012 and 2013, totaled $919 and $1,150, respectively. Of these amounts, (a) $500 and $468 for 2012 and 2013, respectively, are separately reflected in the accompanying Combined Statements of Comprehensive Income as Management fees, related parties, (b) $256 and $503 for 2012 for 2013, respectively, which relate to the supervision costs during the vessels construction period and commission on the acquisition of the vessels and are included as a component of Vessels, net in the accompanying Combined Balance Sheets (Note 6), and (c) $163 and $179 for 2012 and 2013, respectively, are included in Voyage related costs and commissions in the accompanying Combined Statements of Comprehensive Income. During 2012 and 2013, no commissions on revenues from charter hire agreements relating to Northsea Alpha and Northsea Beta were charged by Maritime since Secondone and Thirdone entered into separate commercial management agreements with NST, discussed in Note 1 above.

At December 31, 2012 and 2013, the net amounts due to Maritime totaled $9,590 and $9,178 respectively and are separately reflected in the accompanying Combined Balance Sheets.

4.	Inventories:

The amounts in the accompanying Combined Balance Sheets relate to lubricants on board of the vessels.

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PYXIS TANKERS INC. PREDECESSOR
Notes to Combined Financial Statements
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars, except for share data)

5.	Advances for Vessel Acquisition:

On October 6, 2011, Seventhone contracted with a shipyard for the construction and purchase of a newbuilding vessel (Pyxis Theta) at a contract price of $37,100. The vessel was delivered to Seventhone on September 16, 2013 at cost of $38,155 (Note 6).

On February 28, 2013, Eighthone contracted with a shipyard for the construction and purchase of a newbuilding vessel (Pyxis Epsilon) at a contract price of $32,200. The vessel was delivered on January 14, 2015 (Note 13 (c)).

The amounts shown in the accompanying Combined Balance Sheets include payments to the shipyard, capitalized commissions, management fees and supervision services from Maritime and capitalized interest cost.

The movement of the account during 2012 and 2013 was as follows:

	2012	2013
Beginning balance	4,067	15,571
Pre-delivery instalments and other vessel equipment	11,085	28,580
Supervision fees - related parties (Note 3)	256	181
Capitalised interest (Note 12)	163	306
Purchase commission – related parties (Note 3)	—	322
Transferred to vessel cost	—	(38,155)
Total	15,571	6,805

The amount of $28,580 comprises payments towards Pyxis Theta for various equipment of $83 and installments paid to the shipyard of $22,057, net of $263, concerning compensation for the vessel’s late delivery and items not delivered by the shipyard and payments towards Hull S-1153 (Pyxis Epsilon) of $6,440.

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PYXIS TANKERS INC. PREDECESSOR
Notes to Combined Financial Statements
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars, except for share data)

6.	Vessels, net:

The amounts in the accompanying Combined Balance Sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2012	105,350	(9,405)	95,945
Depreciation	—	(4,120)	(4,120)
Balance December 31, 2012	105,350	(13,525)	91,825
Transfer from Advances for vessel acquisition (Note 5)	38,155	—	38,155
Depreciation	—	(4,520)	(4,520)
Balance December 31, 2013	143,505	(18,045)	125,460

Seventhone took delivery of Pyxis Theta on September 16, 2013. As a result, $36,920 of advances paid to the shipyard together with $1,235 of capitalized costs (out of which $22,141 and $444, respectively, were incurred during the year ended December 31, 2013), were transferred from Advances for vessel acquisition to Vessels, net.

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 8.

7.	Deferred Charges:

The amounts in the accompanying Combined Balance Sheets are analyzed as follows:

	Financing	Special
	Costs	Survey Costs	Total
Balance, January 1, 2012	352	364	716
Additions	466	186	652
Amortization	(52)	(137)	(189)
Balance, December 31, 2012	766	413	1,179
Amortization	(98)	(157)	(255)
Write-off	(95)	—	(95)
Balance, December 31, 2013	573	256	829

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 8. The amortization of loan financing costs is included in Interest and finance costs and the amortization of the deferred special survey costs is separately reflected in the accompanying Combined Statements of Comprehensive Income. Following the extinguishment of the bank loan discussed under Note 8(c) in 2013, the Company wrote off the financing costs amounting to $95 related to this facility.

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PYXIS TANKERS INC. PREDECESSOR
Notes to Combined Financial Statements
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars, except for share data)

8.	Long-term Debt:

At December 31, 2012 and 2013, the Company was a party to the following term loans:

Vessel (Borrower)	2012	2013
(a) Northsea Alpha (Secondone)	6,648	6,188
(a) Northsea Beta (Thirdone)	6,648	6,188
(b) Pyxis Malou (ex Navig8 Malou) (Fourthone)	30,470	27,290
(c) Pyxis Delta (Sixthone)	12,375	12,487
(c) Pyxis Theta (Seventhone)	—	20,987
Total	56,141	73,140
Less current portion	(13,148)	(6,705)
Long-term portion	42,993	66,435

(a)	In September 2007, Secondone and Thirdone jointly entered into a loan agreement with a financial institution for an amount up to $24,560, in order to partly finance the acquisition cost of the vessels Northsea Alpha and Northsea Beta. The loan bore interest at six month LIBOR plus a margin of 0.95% per annum during the construction period (0.85% per annum upon delivery of the vessels), payable semi-annually.

During May 2010, the loan was restructured and the total loan amount was reduced to $15,596. In addition, the applicable margin was increased to 1.5% per annum. For each of Secondone and Thirdone, the outstanding balance of the loan at December 31, 2013, of $6,188, is repayable in 13 semiannual installments of $230 each, the first falling due in May 2014, and the last installment accompanied by a balloon payment of $3,198 falling due in May 2020.

The loan is secured by a first priority mortgage over the two vessels, a first priority assignment of the vessels’ insurances and earnings and by a corporate guarantee issued by Maritime. The loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessels, restrictions on payment of dividends as well as a requirement that the minimum security cover (“MSC”) be at least 133%.

(b)	Based on the loan agreement concluded on December 12, 2008, in February 2009, Fourthone borrowed $41,600 in order to partly finance the acquisition cost of Pyxis Malou (ex Navig8 Malou). The loan bears interest at six month LIBOR plus a margin of 1.2% per annum, payable semi-annually. The outstanding balance of the loan at December 31, 2013, of $27,290 is repayable in 25 semiannual installments, the first installment of $1,590 falling due in February 2014, followed by 23 installments of $1,070 each and the last of $1,090 falling due in February 2026.

(c)	In March 2010, Sixthone borrowed $15,000 in order to partly finance the acquisition cost of the Pyxis Delta. The outstanding balance of the loan at December 31, 2012, of $12,375 was fully prepaid using proceeds received from a capital contribution and existing available cash on January 29, 2013, at a discount on the then outstanding amount (Note 9(b)). Savings of $1,114 is reflected under interest and finance costs in the 2013 Combined Statements of Comprehensive Income (Note 12). A new financing in the form of a loan facility with a bank was also concluded on October 12, 2012. Under this loan facility, Sixthone and Seventhone, are joint and several borrowers and the proceeds were used to partly finance the acquisition and construction cost of: (i) Pyxis Delta (Tranche A: up to the lesser of $16,000 and 60% of the market value of the Pyxis Delta) and (ii) Pyxis Theta (Tranche B: up to the lesser of $21,300 and 60% of the initial market value of Pyxis Theta) (Note 5). On February 13, 2013, Sixthone and Seventhone entered into a supplemental agreement with the bank to revise Tranche A to an amount up to $14,000. The amount drawn down by Sixthone associated with Tranche A on February 15, 2013, was $13,500. On September 9, 2013, Seventhone drew down $21,300 associated with Tranche B.

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PYXIS TANKERS INC. PREDECESSOR
Notes to Combined Financial Statements
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars, except for share data)

8.	Long-term Debt (continued):

For both Tranches A and B, the tenor is five years but in no event later than June 30, 2017 for Tranche A and January 31, 2019 for Tranche B. The loan bears interest at three month LIBOR plus a margin of 3.35% per annum, payable quarterly. As of December 31, 2013, the outstanding balance of Tranche A of $12,487 corresponding to Sixthone, is repayable in 14 quarterly installments of $338 each, the last together with a balloon payment of $7,755. As of December 31, 2013, the outstanding balance of Tranche B of $20,987 corresponding to Seventhone, is repayable in 19 quarterly installments of $313 each, the last together with a balloon payment of $15,040.

Each loan is secured by a first priority mortgage over the vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, conditions to the payment of dividends as well as requirements regarding MSC ratios. The obligations under the loan facility discussed in Note 8(c) above are guaranteed by PYXIS HOLDINGS INC. a related party under ultimate common ownership.

As of December 31, 2012 and 2013, Fourthone was not in compliance with its loan covenant related to the MSC ratio for the loan discussed in Note 8(b) above. The covenant requires Fourthone to maintain a market value of Navig8 Malou of at least 125% of its balance under the loan agreement. No waiver had been obtained for this non-compliance and, accordingly, the bank had the right to require Fourthone, within 30 business days from the date of the written demand of the bank, to either prepay the loan in such amount as may be necessary to cause the aggregate fair market value of the vessel to equal or exceed the MSC ratio or provide such additional collateral as may be acceptable to the bank to bring Fourthone into compliance with the required MSC ratio. As a result, in accordance with ASC 470-10, “Classification of Obligations When a Violation Is Waived by the Creditor,” $7,998 and $523 outstanding under the loan have been classified as current liabilities as of December 31, 2012 and 2013, respectively, in addition to the required scheduled payments under the terms of the loan. Management believed that the bank would not demand payment of the loan before its maturity, provided that Fourthone pays scheduled loan installments and accumulated or accrued interest as they fall due under the existing loan agreement. Management planned to settle the loan interest and scheduled loan repayments with cash generated from operations.

The annual principal payments required to be made after December 31, 2013 were as follows:

Year ending December 31,	Amount
2014	6,183
2015	5,663
2016	5,663
2017	12,750
2018	19,035
2019 and thereafter	23,846
73,140

Total interest expense on long-term debt 2012 and 2013, amounted to $2,040 and $1,455, respectively, and is included in Interest and finance costs (Note 12) in the accompanying Combined Statements of Comprehensive Income. The Company’s weighted average interest rate (including the margin) for 2012 and 2013, was 3.49% and 2.40% per annum, respectively.

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PYXIS TANKERS INC. PREDECESSOR
Notes to Combined Financial Statements
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars, except for share data)

9.	Common Stock Equity of Contributed Entities and Additional Paid-In Capital:

(a) Common stock in the accompanying combined balance sheets represents the combined authorized, issued and outstanding common shares of the Predecessor Companies (500 shares for each vessel owning company without par value) listed in Note 1 above.

(b) The amounts shown in the accompanying combined balance sheets as Additional paid-in capital represent contributions made by the stockholder at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, net of subsequent distributions primarily for re-imbursement for certain shipyard payments for vessel newbuildings.

(c) The capital contributions for 2012 of $11,100 represent 2nd and 3rd installment payments for the construction of Pyxis Theta.

(d) The capital contributions for 2013 of $22,247 consist of $5,550 representing the 4th installment payment for the construction of Pyxis Theta, $6,440 representing the 1st and 2nd installment payments for the construction of Pyxis Epsilon and $10,257 relating to the early repayment of the outstanding principal under the loan discussed in Note 8(c) above.

(e) Capital re-imbursements for 2012 and 2013 amounted to $nil and $13,457, respectively.

10.	Risk Management:

The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable.

Interest Rate Risk

The Company’s interest rates are calculated at LIBOR plus a margin. Long-term loans and repayment terms are described in Note 8. The Company’s exposure to market risk from changes in interest rates relates to the Company’s bank debt obligations.

Credit Risk

Credit risk is minimized since accounts receivable from charterers are presented net of the relevant provision for uncollectible amounts, whenever required. On the balance sheet date there were no significant concentrations on credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Currency risk

The Company’s transactions are denominated primarily in U.S. Dollars; therefore overall currency exchange risk is limited. Balances in foreign currency other than U.S. Dollars are not considered significant.

Fair Value

The carrying amounts reflected in the accompanying Combined predecessor Balance Sheets approximated their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximated the recorded values, generally due to their variable interest rates.

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PYXIS TANKERS INC. PREDECESSOR
Notes to Combined Financial Statements
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars, except for share data)

11.	Commitments and Contingencies:

As of December 31, 2013 contractual obligations of Eighthone towards the shipyard amounted to $25,760.

Long-term Time Charters: Future minimum contractual charter revenues, gross of 1.25% brokerage commissions to Maritime, and of any other brokerage commissions to third parties based on vessels committed to non-cancelable, long-term time charter contracts as of December 31, 2013 were as follows:

Year ending December 31,	Amount
2014	7,934
2015	5,694
2016	4,134
17,762

Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Management is not aware of any such claims not covered by insurance or contingent liabilities, which should have been disclosed, or for which a provision had not been established in the accompanying predecessor combined financial statements. The amount of $1,836 received in 2012 refers to collections of prior years’ claims.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any other claims or contingent liabilities which should have been disclosed or for which a provision should have been established in the accompanying predecessor combined financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12.	Interest and Finance Cost:

The amounts in the accompanying Combined Statements of Comprehensive Income are analyzed as follows:

	2012	2013
Interest on long-term debt (Note 8)	2,040	1,455
Interest capitalized (Note 5)	(163)	(306)
Loan commitment fees	201	169
Amortization and write-off of financing fees (Note 7)	52	193
Discount on early debt repayment (Note 8)	—	(1,114)
Other	4	5
Total	2,134	402

13.	Subsequent Events:

	a)	Pyxis Malou’s (ex Navig8 Malou) management agreement with Maritime was extended until December 31, 2018.

	b)	On January 12, 2015, Eighthone concluded a loan agreement and borrowed $21,000 in order to finance the acquisition cost of Pyxis Epsilon. The loan bears interest at three month LIBOR plus a margin of 2.90% per annum, payable quarterly and matures in January 2022.

	c)	On January 14, 2015, Eighthone took delivery of the vessel Pyxis Epsilon.

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PYXIS TANKERS INC. PREDECESSOR
Notes to Combined Financial Statements
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars, except for share data)

13.	Subsequent Events (continued):

	d)	On March 23, 2015, the Company, Secondone, Thirdone and Fourthone obtained a letter from the lending bank of Secondone, Thirdone and Fourthone consenting to the Company’s acquisition of the 100% ownership interest in Secondone, Thirdone and Fourthone in return for certain changes to the loan agreements with these vessel-owning companies. In accordance with the terms of this letter, Fourthone will not be required to make any deficiency payment but plans to provide, among other things, additional collateral to the bank to satisfy the non-compliance.

	e)	On March 23, 2015, Pyxis Tankers Inc. was formed as a corporation under the laws of the Republic of Marshall Islands. On April 23, 2015, the Company entered into a merger agreement with, among others, LookSmart, Ltd., a NASDAQ listed company, and filed with the U.S. Securities and Exchange Commission a registration statement on Form F-4 in connection with the transactions contemplated by such merger agreement.

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